August 8, 2025

Philip Johnson
Executive Vice President and Chief Financial Officer
Jazz Pharmaceuticals plc
Fifth Floor, Waterloo Exchange
Waterloo Road
Dublin 4, Ireland D04 E5W7

       Re: Jazz Pharmaceuticals plc
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-33500
Dear Philip Johnson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences